UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Enzo Biochem, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

294100102

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294100102

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		430,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

430,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

430,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 294100102

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,605,132
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,605,132
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,605,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 294100102

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 430,000 Shares directly owned by the Radoff Foundation is approximately $1,427,845, including brokerage commissions.

4,155,600 of the Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of such Shares purchased by Mr. Radoff is approximately $13,026,662, including brokerage commissions. In his capacity as a director of the Issuer, Mr. Radoff has also been awarded 155,917 restricted stock units (“RSUs”), 19,532 of which have vested as of the date hereof. The remainder of Mr. Radoff’s RSUs vest as described in Item 6 hereof.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 16, 2023, the Issuer and Enzo Clinical Labs, Inc., a New York corporation (together with the Issuer, the “Seller”), entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Laboratory Corporation of America Holdings (“Labcorp”). Pursuant to the Purchase Agreement, the Seller has agreed to sell certain assets and assign certain liabilities of its clinical labs business to Labcorp in exchange for approximately $146,000,000 in cash (subject to certain adjustments), on and subject to the terms and conditions set forth therein (such transaction, the “Transaction”). The closing under the Purchase Agreement is contingent on the Issuer obtaining approval of the Transaction by stockholders of the Issuer holding a majority of the Shares outstanding.

In connection with the Purchase Agreement, on March 16, 2023, Mr. Radoff, among other stockholders of the Issuer, entered into separate voting agreements (each, a “Voting Agreement”) with Labcorp. Under the terms of the Voting Agreement, Mr. Radoff has agreed, among other things, to vote all of the Shares that he beneficially owns: (i) in favor of adoption and approval of the Purchase Agreement and the Transaction; (ii) against any Alternative Transaction (as defined in the Purchase Agreement); and (iii) against any other action that is intended or could reasonably be expected to impede or interfere with or materially delay the Transaction or any other transactions contemplated by the Purchase Agreement. In addition, pursuant to the Voting Agreement, Mr. Radoff granted an irrevocable proxy to Labcorp to vote the Shares beneficially owned by him in accordance with the foregoing.

The Voting Agreement and the irrevocable proxy granted to Labcorp thereunder will automatically terminate upon the occurrence of certain circumstances, including the termination of the Purchase Agreement in accordance with its terms or the closing of the Transaction.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

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CUSIP No. 294100102

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated in their entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,662,821 Shares outstanding as of April 17, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 24, 2023.

A.	Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation directly beneficially owns 430,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 430,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 430,000
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff directly beneficially owns 4,175,132 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 430,000 Shares owned by the Radoff Foundation.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,605,132
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,605,132
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	None of the Reporting Persons have entered into any transactions in the Shares during the past sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 16, 2023, Mr. Radoff and Labcorp entered into the Voting Agreement as defined and described in Item 4 above, the form of which is attached as Exhibit 99.1 hereto.

5

CUSIP No. 294100102

Mr. Radoff has been awarded 155,917 RSUs in his capacity as a director of the Issuer, 19,532 of which have vested as of the date hereof. Mr. Radoff’s remaining RSUs vest as follows, (i) 41,666 RSUs vest on July 12, 2023, (ii) 75,188 RSUs vest on February 9, 2024 and (iii) 19,531 RSUs vest on April 27, 2024.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Form of Voting Agreement, dated March 16, 2023.

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CUSIP No. 294100102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2023

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

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